WILLIAM D. KITAY
                                                                  (416) 367-7375
                                                              FAX (416) 367-7371
                                                        kitay.william@dorsey.com


November 23, 2005


VIA FACSIMILE AND EDGAR

Ms. Linda van Doorn
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 4561
Washington, D.C. 20549-0303

      Re:      NB Capital Corporation
               Form 10-K/A for the year ended December 31, 2004
               Filed November 17, 2005
               Form 10-Q/A for the quarterly period ended March 31, 2005 Filed November 17, 2005
               (SEC File No. 1-14103)

Dear Ms. van Doorn:

      On behalf of our client, NB Capital Corporation (the "Company"), we transmit herewith a letter as also filed today via EDGAR. This letter responds to the comments contained in your letter, dated November 18, 2005 (the "Comment Letter"), regarding future filings of the Company's Annual Reports on Form 10-K as well future filings of the Company's Quarterly Reports on Form 10-Q. The purpose of this letter is to inform the staff of the Commission that the Company will endeavor to provide a full response to the Comment Letter on or before December 19, 2005.

Closing Statement

      On behalf of our client, NB Capital Corporation, we hereby confirm to you the Company's acknowledgement of the following matters:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o a staff comment or changes to the disclosure in response to a staff comment in the filing reviewed by the staff does not foreclose the Commission from taking any action with respect to the filing; and

Ms. Linda van Doorn
November 23, 2005
Page 2

      o the Company may not assert a staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                *  *  *  *  *

      If you have any questions regarding this letter, please feel free to contact me at (416) 367-7375 or Gil I. Cornblum at (416) 367-7373. Thank you for your time and attention to this matter.


                                             Very truly yours,


                                             /s/ William D. Kitay
                                             --------------------
                                             William D. Kitay


cc: Mr. Matthew J. Maulbeck (U.S. Securities and Exchange Commission) Mr. Serge Lacroix (NB Capital Corporation)
      Mr. Jean Dagenais (NB Capital Corporation)
      Ms. Valerie Pelletier (NB Capital Corporation)
      Mr. Gil I. Cornblum (Dorsey & Whitney LLP)